Exhibit 99.6

GOVERNMENT OF ALBERTA

2022-23 Mid-year

Fiscal Update and

Economic Statement

NOVEMBER 2022

Table of Contents

2022-23 Mid-year Fiscal Plan Highlights	3

Revenue Highlights	4

Expense Highlights	6

Assets and Liabilities	8

Capital Plan	10

Economic Update	11

Fiscal Update Tables	23

Reporting Methodology and Legislative Compliance	35

Note: The 2022-23 Mid-year Fiscal Update and Economic Statement presents Ministry information on the organizational structure prior to the reorganization announced on October 24, 2022.

Note: Amounts presented in tables may not add to totals due to rounding.

Treasury Board and Finance, Government of Alberta

2022–23 Mid-year Fiscal Update and Economic Statement, November 2022

Additional copies of this report may be obtained by visiting our website at: www.alberta.ca/budget-documents.aspx

2	2022-23 Mid-year Fiscal Update and Economic Statement

2022-23 Mid-year Fiscal Plan Highlights

The Alberta government’s fiscal situation has improved substantially since the Budget 2022 forecast was developed. At that time there remained significant uncertainty with respect to global energy and financial markets. Russia’s invasion of Ukraine in late February propelled energy prices, which boosted activity in the energy sector. Although soaring commodity prices have resulted in increased revenue for the Alberta government, Alberta families and businesses are dealing with an affordability challenge due to significant inflation.

The 2022-23 surplus is now forecast to be $12.3 billion, up $11.8 billion from Budget 2022. This includes previously announced affordability measures, such as indexation of the personal income tax system, the fuel tax pause and utility rebates, and additional revenue and expense measures. These additional measures are reported in the mid-year forecast as expense provisions of $1.3 billion in 2022-23, $1.2 billion in 2023-24 and $0.3 billion in 2024-25.

Surpluses of $5.6 billion and $5.3 billion are forecast for 2023-24 and 2024-25, $4.7 billion and $4.6 billion more than the estimated in Budget 2022.

Alberta’s government remains committed to good financial management and fiscal prudence. Fiscal anchors, such as getting spending in-line with comparator provinces, continue to guide decision making for current and future taxpayers. While the mid-year forecast outlines an allocation for use of surplus cash over the next three years, primarily to repay taxpayer-supported debt as it matures and allocations to savings, decisions on these allocations and other uses of surplus cash have not been finalized.

The revenue forecast has improved dramatically in all three years. Revenue in 2022-23 is forecast at $76.9 billion, $14.3 billion higher than budget, with the majority of the increase from resource revenue. Revenue is $6.4 billion and $6 billion more than the budget estimates for 2023-24 and 2024-25 respectively. The West Texas Intermediate oil price has held above $85/bbl since mid-October but it continues to be volatile. Oil prices are expected to soften over the three-year forecast but remain supportive of activity in the province.

Total expense has increased $2.5 billion from Budget 2022, with half of this due to adding the $1.3 billion provision for additional inflation relief measures. Other significant increases reflect higher costs of selling higher-priced and more volumes of oil, offset by higher revenue, funding for collective bargaining and the Alberta Medical Association agreements, and re-profiling of capital grants and the site rehabilitation program, the latter accelerated from 2023-24.

Capital Plan spending in 2022-23 has increased slightly mainly reflecting re-profiling of cash flows to align with project progress. The Capital Plan has increased by $0.1 billion in 2023-24 and by $0.6 billion in 2024-25 relative to Budget 2022 primarily for highway expansion twinning projects.

Taxpayer-supported debt is estimated at $79.8 billion on March 31, 2023. This is $10.3 billion less than the restated Budget 2022 forecast. For 2022-23, net debt to GDP is estimated at 9.9%.

Consolidated Fiscal Summary

(millions of dollars)	2021-22	2022-23		Change fr.	2023-24	2024-25
Statement of Operations	Actual	Budget	Forecast	Budget	Target	Target
1 Total Revenue	68,322	62,607	76,901	14,294	69,551	69,864

Expense
2 Operating expense (includes 2021-22 crude-by-rail expense)	49,531	50,800	51,976	1,176	52,784	54,026

3 % change from prior year	6.2	2.6	4.9	—	1.6	2.4

4 Capital grants	1,554	2,148	2,236	88	2,316	2,735
5 Amortization / inventory consumption / loss on disposals	4,186	4,057	4,007	(50)	4,136	4,210
6 Debt servicing costs	2,641	2,662	2,702	40	2,750	2,551
7 Pension provisions	(365)	(289)	(312)	(23)	(317)	(325)

8 Expense (before COVID-19 / Recovery Plan, Contingency)	57,547	59,380	60,609	1,229	61,669	63,197

COVID-19 / Recovery Plan:
9 Operating expense	2,812	687	1,360	673	149	153
10 Capital grants / inventory consumption (PPE)	949	281	452	171	168	148
11 Contingency for COVID-19 / Recovery Plan - unallocated	—	750	186	(564)	—	—
12 Contingency / disaster and emergency assistance	3,076	1,000	700	(300)	750	750
13 Provision for affordabilty initiatives	—	—	1,300	1,300	1,200	300

14 Total Expense	64,378	62,096	64,607	2,511	63,936	64,548

15 Surplus / Deficit	3,944	511	12,294	11,783	5,615	5,316

Capital Plan
16 Capital grants	2,503	2,429	2,520	91	2,484	2,883
17 Capital investment	4,119	5,105	5,093	(12)	4,258	3,728

18 Total Capital Plan	6,622	7,534	7,614	80	6,742	6,610

2022-23 Mid-year Fiscal Update and Economic Statement	3

Revenue Highlights

Total Revenue

Total revenue is forecast at $76.9 billion in 2022-23, $14.3 billion higher than Budget 2022, and $1 billion more than the first quarter forecast. Revenue is forecast to drop $7.3 billion in 2023-24, to $69.6 billion, and to $69.9 billion in 2024-25, due mainly to declining resource revenue as energy prices recede from elevated levels. Total revenue is still $6.4 billion more than anticipated in 2023-24 and $6 billion in 2024-25, relative to Budget 2022.

Short-term energy investment was impacted by the COVID-19 pandemic and climate concerns, reducing oil and natural gas supply growth. As pandemic travel restrictions and other health measures were eased, global economic activity picked up and energy demand growth accelerated, putting upward pressure on prices. The February 2022 Russian invasion of Ukraine compounded this supply-demand growth imbalance, as nations began to impose sanctions on Russia, a major supplier of oil and gas, and prices spiked. The West Texas Intermediate oil price (WTI) reached over US$120 per barrel (/bbl) in June 2022. This, coupled with supply-chain issues and resurgence of pandemic-restricted consumer demand, contributed to significant global inflation. This sparked interest rate hikes by central banks, which has weakened global economic prospects. Combined with ongoing pandemic lockdowns in China, the resulting lower industrial production has affected global demand, and reversed some of the boost in energy prices.

Despite some of these global headwinds, Alberta’s economic prospects remain solid, with energy and non-energy investment, oil and natural gas production, exports, and employment and population growth increasing. The forecast is based on real GDP growth of 4.8% in 2022, and then an average of 2.8% over the next three years to 2025.

Non-Renewable Resource Revenue

Non-renewable resource revenue (NRR) is forecast at $28.1 billion in 2022-23, $12 billion higher than in 2021-22 and $14.3 billion more than estimated in Budget 2022. NRR is forecast to decrease to $19.2 billion in 2023-24 and then to $16 billion in 2024-25, as energy prices trend down. Bitumen royalties now make up about 70% of resource revenue.

The West Texas Intermediate oil price is forecast at US$91.50 per barrel (/bbl) for 2022-23, $21.50 more than estimated in Budget 2022. WTI is estimated to drop to $78.50/bbl in 2023-24 and then to $73.50 in 2024-25, but this is still $9.50/bbl and $7/bbl more than the Budget 2022 estimates. The decreasing prices are based on slower demand growth due to global economic weakness, the impacts of inflation and increasing interest rates, and the uncertainty from the ongoing conflict in Ukraine, as well as to supply growth.

Bitumen royalties in 2022-23 are expected to be $19.4 billion, $9 billion higher than Budget 2022, and $7.7 billion more than in 2021-22. The substantial increase is due to the higher oil price from the tight global demand-supply balance and the war in Ukraine. More projects are moving to “post-payout” status, or will be doing so sooner, paying royalties on the higher net revenue formula in 2022-23 and subsequent years. The light-heavy oil price differential has widened recently and is forecast to average US$19.80/ bbl, $5.50 above budget, mainly due to lower demand arising from the release of heavy oil barrels from the US Strategic

Revenue	2021-22	2022-23		Change fr.	2023-24	2024-25
(millions of dollars)	Actual	Budget	Forecast	Budget	Target	Target
Personal income tax	13,335	13,382	13,299	(83)	13,751	14,683
Corporate income tax	4,718	4,040	6,252	2,212	6,224	6,623
Education property tax	2,478	2,504	2,504	—	2,541	2,566
Other taxes	2,975	3,108	2,116	(992)	2,924	3,251
Bitumen royalty	11,605	10,349	19,353	9,004	13,087	10,874
Other non-renewable resource revenue	4,565	3,491	8,771	5,280	6,102	5,094
Transfers from Government of Canada	11,595	12,054	12,487	433	11,524	12,291
Heritage / endowment funds	2,642	2,416	263	(2,153)	1,293	2,261
Other investment income	937	757	932	175	1,039	1,097
Net income from Government Business Enterprises	4,810	2,435	2,475	40	2,657	2,422
Premiums, fees and licences	4,520	4,490	4,756	266	4,734	4,920
Other	4,142	3,581	3,693	112	3,675	3,782

Total Revenue	68,322	62,607	76,901	14,294	69,551	69,864

Change from Budget 2022 in 2023-24 and 2024-25:	Personal income tax				(691)	(772)
	Corporate income tax				1,707	1,727
	Other taxes (includes education property tax)				(313)	(96)
	Non-renewable resource revenue				6,861	5,052
	Transfers from Government of Canada				(117)	396
	Investment income				(1,160)	(341)
	Net income from GBEs				27	(234)
	Premiums, fees, licences and other revenue				103	281

	Total change from Budget 2022				6,417	6,013

4	2022-23 Mid-year Fiscal Update and Economic Statement

Petroleum Reserve and refinery outages. The differential remains wider than budget in the following two years but declines to US$16.10/bbl by 2024-25.

Conventional oil royalties have also increased by $2.3 billion to $4 billion in 2022-23, due to the forecast higher oil prices and an increase in expected production. The higher revenue continues in 2023-24 and 2024-25.

Natural gas and by-product royalties have also increased, by $2.8 billion in 2022-23, as natural gas and oil prices are higher (by-product prices follow oil prices) and also from increased production. Royalties decrease in the following two years as prices moderate.

Tax Revenue

Total tax revenue in 2022-23 is forecast at $24.2 billion, $1.1 billion higher than budget, but only $0.7 billion more than in 2021-22. The increase from budget is due to stronger corporate income tax (CIT) revenue, offset by lower fuel tax revenue from the fuel tax relief program and indexation of the personal income tax (PIT) system to inflation, both to help Albertans with the affordability challenges caused by high inflation.

PIT revenue is forecast at $13.3 billion, $83 million lower than estimated in Budget 2022. PIT revenue increases to $14.7 billion by 2024-25, with moderate growth in household income.

CIT revenue of $6.3 billion is forecast for 2022-23, the highest amount ever collected. This is $2.2 billion more than the budget estimate, reflecting strong corporate profits boosted by elevated commodity prices, exports and activity, and encouraged by the Job Creation Tax Cut. CIT revenue remains high, reaching $6.6 billion by 2024-25, but growth is modest as wages rise, companies continue to spend more investing in Alberta and energy prices decline.

Other tax revenue in 2022-23 is estimated at $4.6 billion, $992 million less than the $5.6 billion expected in Budget 2022, almost entirely due to the fuel tax relief program. Other tax revenue is forecast to recover to $5.8 billion by 2024-25 as fuel tax revenue returns to “normal” levels. Revenue from insurance and tobacco taxes has been revised lower in all years as actual prior-year insurance tax revenue was lower than anticipated when budget forecasts were prepared, and as tobacco prices have increased, possibly inducing substitution with competing vaping and cannabis products.

Transfers from Government of Canada

Federal transfers of $12.5 billion are forecast for 2022-23, $433 million higher than estimated in Budget 2022. Main changes comprise: a $232 million special one-time bump to the Canada Health Transfer (CHT) for surgical backlog, a $50 million donation of personal protective equipment directly to Alberta Health Services, re-profiling of $279 million from 2023-24 for the site rehabilitation program, partially offset by re-profiling of federal infrastructure funds to match project progress.

Transfers are $117 million lower than budget in 2023-24, due mainly to moving the site rehabilitation revenue to 2022-23, partly offset by increased CHT and the Canada Social Transfer following upward revisions to Alberta’s share of the national population.

Investment Income

Investment income in 2022-23 is forecast at $1.2 billion, $2 billion lower than budget as financial markets have performed poorly with the global economic malaise, inflation, interest rate increases, ongoing supply chain problems and the war in Ukraine and its impact on Europe’s energy supply. All of the decrease is from the Heritage and endowment funds, with income from other accounts, funds and activities up slightly with the higher interest rates. Income is forecast to improve to $2.3 billion and then $3.4 billion in the following two years, based on markets returning to more “normal” rates of return.

Other Revenue

Net income from government business enterprises in 2022-23 is forecast at

$2.5 billion, $40 million more than budget, primarily due to lower losses from Alberta Petroleum Marketing Commission (APMC), partly offset by reduced ATB Financial net income (increased credit loss provision). Revenue in 2023-24 is up slightly from budget, with lower APMC net losses partly offset by lower Alberta Gaming, Liquor and Cannabis Commission (AGLC) gaming revenue due to higher costs (revised, accelerated amortization expense for gaming assets). In 2024-25, revenue is a net $234 million lower than budget, due to the higher ATB costs and APMC net losses, resulting from forecast declines in diesel prices and Sturgeon Refinery bi-annual maintenance.

Premiums, fees and licences revenue of $4.8 billion is forecast for 2022-23, an increase of $266 million from budget. Timber royalties and fees have increased $221 million from elevated lumber prices, and post-secondary tuition fee revenue has been more than estimated mainly due to higher student enrolments. In 2023-24 and 2024-25, revenue is $128 million and $184 million higher than budget due mainly to continued higher tuition fee revenue, revised estimates for land titles registrations and processing the backlog in 2023-24, and Alberta Health Services fee revenue in 2024-25.

Other revenue of $3.7 billion is up by $112 million from budget, mainly comprising $138 million in higher compliance payments and investment income in the Technology Innovation and Emissions Reduction Fund (TIER), partly offset by lower payments from automobile insurers for health care costs of accident victims, and lower volumes of fines and penalties. Revenue in 2023-24 is $25 million lower than budget, with higher external investment management charges to external clients (e.g. pension plans) more than offset by continued lower fines and penalties revenue, automobile insurance refunds and reduced TIER compliance payments. In 2024-25, revenue is $97 million higher, for similar reasons, except TIER compliance payments have increased.

2022-23 Mid-year Fiscal Update and Economic Statement	5

Expense Highlights

Total Expense

Total expense is forecast at $64.6 billion in 2022-23, $0.2 billion more than 2021-22 and $2.5 billion more than estimated in Budget 2022.

The increase from 2021-22 comprises: increases of $3.3 billion in “regular” operating expense, $0.6 billion in other expense and $1.3 billion added as a provision for affordability initiatives, partly offset by decreases of $2.4 billion in disaster assistance mainly for crop insurance payments, $1.8 billion in COVID-19 / recovery plan expense and $0.9 billion in crude-by-rail divestment.

The increase from budget consists of: increases of $1.2 billion in “regular” operating expense, including $0.3 billion for electricity rebates allocated from the contingency, $0.1 billion in capital grants and debt servicing costs, a net $0.3 billion in COVID-19 / Recovery Plan expense and $1.3 billion for the provision for affordability initiatives, partially offset by a net $0.1 billion decrease in other expense.

Increases of $1.7 billion in 2023-24 and $1.4 billion in 2024-25 reflect higher “regular” operating expense of $1 billion in 2023-24 and $1.2 billion in 2024-25, mainly due to physician compensation and other collective bargaining agreements, higher costs of selling oil and external investment management fees.

The 2023-24 increase also includes a provision for affordability initiatives of $1.2 billion, and decreases of $0.2 billion in capital grants and other expense, the former mainly from re-profiling, and $0.3 billion in COVID-19 /recovery expense, mainly due to the re-profiling of site rehabilitation expense to 2022-23.

The 2024-25 increase also includes a $0.3 billion affordability initiatives provision, $0.2 billion in capital grant re-profiling, amortization and other expense, and a net $0.3 billion decrease primarily in debt servicing costs.

Operating Expense (excluding COVID-19 / Recovery Plan)

Operating expense excluding COVID-19 / Recovery Plan) is forecast at $52 billion, a $1.2 billion increase from budget, mainly from:

•	$12 million in Culture and Status of Women primarily for humanitarian aid to Ukraine.

•	$64 million in Education comprising $50 million for the Alberta Teachers Association agreement, $19 million for school bus operators to help with rising fuel costs and $12 million for Ukrainian evacuee students, partly offset by $17 million for lower employer pension contributions and other reductions.

•	$622 million in Energy, consisting of $308 million for higher costs of selling oil, $300 million for electricity rebates and $14 million in other increases.

•	$97 million in Environment and Parks including $69 million for Technology, Innovation and Emissions Reduction fund initiatives, offset by higher revenue, and $28 million for other initiatives.

•	$340 million for Health including $174 million for the Alberta Medical Association agreement, $126 million for other collective bargaining agreements, and $40 million for various other programs, including primary care nursing, resident physicians, homelessness, and the addictions and crisis hotline.

•	$50 million for Justice and Solicitor General including $22 million for judicial compensation, $15 million for victims services, $6 million for legal aid and $7 million for various other initiatives.

•	A net $16 million in other ministries including $4 million for Travel Alberta, $12 million for the aviation sector and a net $9 million for various other initiatives.

•	These increases are partially offset by decreases of $16 million related to deferring support provided to continuing care operators as resident accommodation charges were not increased as expected, and a net $10 million in various other ministries.

Capital Grants (excluding COVID-19 / Recovery Plan)

Capital grants excluding Recovery Plan grants, are forecast at $2.2 billion, a net increase of $88 million from budget, mainly for re-profiling of various federally-funded projects and new funding for the Alberta Petrochemicals Incentive Program.

Other Expense (excluding COVID-19 / Recovery Plan)

Amortization, inventory consumption, pension provision and disposal loss expense has decreased by $73 million, mainly due to revised amortization.

Debt servicing costs have increased by $40 million in 2022-23, as savings from debt repayment are offset by increased debt swap costs due to rising interest rates. In the two subsequent years, debt servicing costs trend down as taxpayer-supported debt repayment more than offsets increasing self-supported debt servicing costs.

COVID-19 / Recovery Plan Expense

Budget 2022 included a $750 million contingency for COVID-19 and Recovery Plan initiatives, and $968 million in operating and other expense. Total COVID-19 / Recovery Plan expense of $2 billion is now forecast for 2022-23, comprising $1.3 billion in operating expense, $284 million in capital grants, $168 million in inventory consumption, leaving $186 million remaining unallocated from the contingency.

Over the next two years, $618 million is estimated for COVID-19 / recovery plan expense, $325 million less than budget mainly from re-profiling of the site rehabilitation program to 2022-23.

6	2022-23 Mid-year Fiscal Update and Economic Statement

Changes in COVID-19 / Recovery Plan 2022-23 operating expense comprise:

•	$8 million reprofiled from 2021-22 in Education to support the K-12 system manage learning disruption caused by the pandemic;

•	$290 million in Energy, consisting of $279 million for re-profiled site rehabilitation from 2023-24, and $11 million for the mineral strategy;

•	$375 million in Health: $134 million for continuing care; $95 million for acute care and entry screening; $51 million for testing and contact tracing; $27 million for vaccine distribution; $14 million for drugs and supplemental benefits; and $54 million for physician compensation and development, staffing, contracts and health operations.

Other COVID-19 / Recovery Plan expense is $171 million higher in 2022-23 primarily for inventory consumption of personal protective equipment, rapid test kits and other supplies.

Disaster and Emergency Assistance Contingency

The Budget 2022 contingency included $1 billion for disasters and emergency assistance, with $250 million added to address possible natural gas rebates. Mid-year allocations from the contingency include $300 million for electricity rebates, $116 million for wildfires and $1 million for flood costs.

Affordability Initiatives

Affordability continues to be a substantial concern for Albertans as prices for necessities including food, shelter and energy are steeply rising. Alberta’s government is providing an estimated $7 billion in affordability measures between 2021-22 and 2024-25. Initiatives include:

•	Expense provisions of $2.8 billion over the three years 2022-23 to 2024-25 for additional revenue and expense measures.

•	Pausing collection of the 13 cent/ litre provincial fuel tax in partial increments based on WTI prices, estimated to provide assistance to Albertans by reducing tax revenue by $1 billion in 2022-23 and $0.3 billion in 2023-24.
•	Providing a $50 per month rebate on eligible electricity bills from July to December 2022. Three months of electricity rebates were included in 2021-22; another three months of rebates, at $300 million, were included in Budget 2022; the program has been extended for a further three months in 2022-23, adding another $300 million.

•	Indexation of the personal income tax system is estimated to reduce revenue by $304 million in 2022-23, $676 million in 2023-24 and $980 million in 2024-25.

•	$23 million for skills upgrading supports and for school bus operators to help with higher fuel costs.

•	Natural gas and alternative fuel rebates for eligible Albertans, if natural gas prices exceed $6.50 per gigajoule between October 2022 and March 2023. Based on forecasts of natural gas prices and utility rates, the trigger price is not expected to be reached. No costs are included in the forecast.

Total Expense	2021-22	2022-23		Change fr.	2023-24	2024-25
(millions of dollars)	Actual	Budget	Forecast	Budget	Target	Target
Operating expense (includes 2021-22 crude-by-rail expense)	49,531	50,800	51,976	1,176	52,784	54,026
Capital grants	2,118	2,148	2,236	88	2,316	2,735
Amortization / loss on disposals	2,595	2,840	2,791	(49)	2,886	2,934
Inventory consumption	1,027	1,217	1,216	(1)	1,250	1,276
Debt servicing costs	2,641	2,662	2,702	40	2,750	2,551
Pension provisions	(365)	(289)	(312)	(23)	(317)	(325)

Expense (before COVID-19 / Recovery Plan, Contingency)	57,547	59,380	60,609	1,229	61,669	63,197

COVID-19 / Recovery Plan:
Operating expense:
Energy	318	310	600	290	12	16
Health	1,528	10	385	375	—	—
Other ministries	966	367	375	8	137	137
Contingency – COVID-19 / Recovery Plan – unallocated	—	750	186	(564)	—	—
Capital grants	385	281	284	3	168	148
Inventory consumption (personal protective equipment)	564	—	168	168	—	—

Total COVID-19 / Recovery Plan	3,761	1,718	1,998	280	317	301

Contingency / disaster and emergency assistance - allocated	3,076	—	117	117	—	—
Contingency / disaster and emergency assistance - unallocated	—	1,000	583	(417)	750	750
Provision for affordability initiatives	—	—	1,300	1,300	1,200	300

Total Expense	64,378	62,096	64,607	2,511	63,936	64,548

2022-23 Mid-year Fiscal Update and Economic Statement	7

Assets and Liabilities

Financial assets of $76.3 billion are forecast for March 31, 2023, a decrease of $1.8 billion from March 31, 2022.

•	Assets of the Heritage, endowment and other funds are $1.3 billion higher. The Heritage Fund is expected to retain all 2022-23 net income of $125 million, and $1.2 billion from 2021-22 net income above the inflation-proofing of $705 million already retained, pending legislative changes. Endowment fund net income is slightly lower than the withdrawals made annually for research and scholarships.

•	Assets from self-supporting lending activities (Agriculture Financial Services Corporation - AFSC; local authority lending) are increasing by $644 million from 2021-22, reflecting growth in AFSC’s crop insurance fund after the large withdrawal in 2021-22, and local authority lending.

•	Significant cash from surpluses over the next three years is available for debt repayment or savings.

The forecast assumes significant allocations to debt repayment and a portion for savings in all years, though this interim allocation is still being evaluated. The amounts being accumulated are estimated at $5.8 billion on March 31, 2023, falling to $2.4 billion by year-end 2025 with assumed debt repayment.

•	Government business enterprise (GBE) net equity has increased by $191 million, primarily from improved ATB Financial net income, offset partially by net losses of the Alberta Petroleum Marketing Commission (APMC). GBE equity continues to increase in 2023-24 and 2024-25, primarily from ATB as APMC net losses increase in 2024-25 due to scheduled refinery maintenance outages that year.

•	Other financial assets have decreased a net $0.9 billion from 2021-22.

Liabilities are forecast at $122.3 billion, $12.7 billion lower than they were on March 31, 2022.

•	Taxpayer-supported debt is estimated at $79.8 billion on March 31, 2023, a $13.3 billion reduction from year-end 2022, due to significant debt repayment. Capital Plan borrowing and P3 liabilities, less principal repayments, have decreased $1.6 billion, while Fiscal Plan debt is $11.7 billion lower. Taxpayer-supported debt is estimated to decline a further $8.4 billion by 2024-25, to $71.4 billion based on the interim allocation assumptions in the mid-year report.

•	Debt issued to finance loans to local authorities and for AFSC has increased $345 million.

•	Government obligations for pension plan liabilities are $312 million lower, mainly from improved valuations for the pre-1992 Teachers’ Pension Plan. Other liabilities have increased by $519 million.

	At March 31
Balance Sheet Summary [a]	2022	2023		2024	2025
(millions of dollars)	Actual	Budget	Forecast	Target	Target
Financial Assets
Heritage Fund, endowments and other funds	22,176	22,982	23,445	24,443	26,404
Self-supporting lending organizations / activities	18,381	19,200	19,025	19,403	19,800
Cash available for allocation to debt repayment / savings	8,858	3,617	5,848	2,203	2,442
Equity in commercial enterprises	1,766	1,907	1,957	2,299	2,403
Other financial assets	26,945	26,923	26,047	25,163	25,773

Total Financial Assets	78,126	74,629	76,322	73,511	76,822

Liabilities
Taxpayer-supported Capital Plan borrowing / liabilities (P3s)	47,529	46,166	45,917	43,960	43,888
Taxpayer-supported Fiscal Plan borrowing	45,595	43,992	33,909	29,230	27,549

Total taxpayer-supported debt / liabilities	93,124	90,158	79,826	73,190	71,437

Self-supporting lending organization / activity debt	17,028	17,186	17,373	17,524	17,512

Total debt	110,152	107,344	97,199	90,714	88,949

Pension liabilities	8,271	7,982	7,959	7,642	7,317
Other liabilities (including SUCH sector, coal phase-out payments)	16,669	17,314	17,188	16,334	16,677

Total Liabilities	135,092	132,640	122,346	114,690	112,943

Net Financial Assets / (Debt)	(56,966)	(58,011)	(46,024)	(41,179)	(36,121)
Capital / Other Non-financial Assets	58,576	60,271	60,090	60,960	61,251
Spent deferred capital contributions	(3,523)	(3,662)	(3,685)	(3,785)	(3,818)

Net Assets	(1,913)	(1,402)	10,381	15,996	21,312

[a]	2023 Budget, and 2024 and 2025 Target numbers have been restated to reflect 2021-22 Actual results.

8	2022-23 Mid-year Fiscal Update and Economic Statement

Net financial debt (financial assets less liabilities) is estimated at $46 billion for March 31, 2023, $10.9 billion less than on March 31, 2022, essentially reflecting the taxpayer-supported debt repayment. Net debt to GDP (2022 forecast) ratio is estimated at 9.9%.

Capital, non-financial assets less spent deferred capital contributions, are forecast to increase $1.5 billion to $60.1 billion, mainly displaying the difference between capital asset acquisition (capital investment less a 10% contingency), and depreciation (amortization expense). The annual change in capital and non-financial assets is expected taper off with reduced capital investment and increasing amortization.

Net assets of $10.4 billion are forecast for March 31, 2023, an improvement of $12.3 billion from 2022 reflecting the 2022-23 surplus. Net assets are estimated to continuing increasing, to $21.3 billion by 2024-25, based on surpluses of $5.6 billion and $5.3 billion over the two years.

Cash Available for Allocation

The surplus reported is based on consolidated accrual accounting standards and differs from cash available for government decisions. The main differences relate to how accounting standards define revenue and expense for reporting purposes, transfers not reported on the income statement, or the reporting of results of various entities on a consolidated basis.

•	The net income of various funds and entities is included in the consolidated government surplus, but these entities retain their net income (or fund any losses). Some examples are ATB Financial, Agriculture Financial Services Corporation, the Heritage and endowment funds, or Alberta Petroeum Marketing Commission. The various entities are forecast to keep a net $2 billion of the consolidated surplus in 2022-23.
•	Accounting standards require reporting revenue and expense as it is earned or becomes owed, which can often be quite different from when cash is received or actually spent.

•	Acquisition of assets requires cash, but since the assets benefit Albertans for numerous years, their costs are included in expense over time instead of when they are initially built or acquired.

•	Lending cash creates an alternative loan-receivable asset, which will normally be repaid, so is not included in expense when lent, nor in revenue when repaid.

Interim Cash Allocations

The significant surpluses being forecast over the next three years have been allocated to repayment of maturing debt and to savings in the 2022-23 mid-year report, but these are only interim allocations. As reported in the 2022-23 first quarter report, the use of surplus cash will continue to be evaluated as the year unfolds. The merits of reducing debt and debt servicing costs relative to increasing savings and investment income will be contemplated. The challenges faced by Albertans during these difficult inflationary times is also a major consideration. And the long-term economic and quality of life benefits of developing and building strategic infrastructure is another option. The government will thoughtfully analyze these various uses of surplus cash, and make decisions that meet Albertans’ priorities.

Cash Available / Interim Allocation to Debt Repayment and Savings

(millions of dollars)

	2022-23	2023-24	2024-25
(Negative = cash requirement; positive = cash source)	Forecast	Target	Target
1 Current-year surplus	12,294	5,615	5,316
Cash adjustments:
Retained income of funds and agencies:
2 ATB Financial	(288)	(316)	(331)
3 AFSC	(389)	(455)	(531)
4 Heritage / endowment funds	(1,222)	(1,001)	(1,892)
5 APMC	254	137	381
6 Other	(383)	(336)	(338)
Capital cash adjustments
7 Capital investment not In expense (excl. SUCH)	(4,275)	(3,624)	(3,186)
8 Amortization expense of capital assets (excl. SUCH)	1,256	1,332	1,418
Other cash adjustments:
9 Student loans	(555)	(543)	(544)
10 Royalty revenue reported versus cash received	1,639	775	860
11 Pension provision (decreases liability, no cash outlay	(312)	(317)	(325)
12 Other cash adjustments:	2,325	1,788	1,092

13 Current-year surplus cash (total of rows 1 to 12)	10,344	3,055	1,920
14 Prior-year surplus cash	8,858	—	—

15 Total cash available for allocation	19,202	3,055	1,920

Interim allocation:
16 Debt repayment	13,354	2,314	1,440
17 Savings / future-year debt repayment	5,848	741	480

18 Total interim allocation	19,202	3,055	1,920

2022-23 Mid-year Fiscal Update and Economic Statement	9

Capital Plan

The three-year Capital Plan has increased by $785 million from Budget 2022, to $21 billion, with $117 million more in capital grants and $668 million in capital investment. The $21 billion includes $7.6 billion in 2022-23, $6.7 billion in 2023-24 and $6.6 billion in 2024-25, which reflect increases from budget of $80 million, $111 million and $594 million respectively.

Funding provided to municipalities for infrastructure support represents the largest component of the three-year Capital Plan, at about one-third. Capital maintenance and renewal is the second largest envelope, over 15% of the Plan, as the government has continued investment in protecting and extending the life of existing assets. The third largest portion of the Capital Plan is support provided for health facilities and equipment. Funding to these three enevelopes comprises over half of the 2022-25 three-year Capital Plan.

Overall, the increase to the Capital Plan comprises a net $137 million for re-profiling and carrying-forward of unspent funds from 2021-22, due to updated project cash-flows, $50 million in federally-funded programs and donations, a net $40 million in transfers from operating expense, $510 million to support new and existing projects, $51 million in SUCH sector self-financed spending, offset by $3 million in savings.

Factors affecting project progress include project scope, land conditions, delays due to weather, contract issues, recent supply chain disruptions and labour shortages.

Significant re-profiling relates to various roads and bridges projects including the Edmonton and Calgary LRT projects and the Yellowhead trail project.

The net increase of $50 million from federal programs and donations is primarily for the Foothills Medical Centre neonatal intensive care unit and Rockyview General Hospital gastrointestinal clinic expansion.

Net transfers of $40 million from operating expense are primarily for health system capacity and the Alberta at Work Targeted Enrolment Expansion Initiative.

$510 million in new and existing projects include:

•	$297 million for highway expansion and interchange projects, such as Deerfoot Trail, Highway 40 twinning south of Grande Prairie, and the Highway 2 interchange project in Leduc;
•	$70 million to address the homeless and addiction crisis;

•	$62 million in health facilities, surgical recovery plan and IT support to improve the flow of patients in and out of the acute care system and address the surgical backlog;

•	$32 million to support the Alberta Petrochemicals Incentive Program;

•	$20 million for fish hatcheries facilities;

•	$9 million for Mount Royal University Aviation Program Expansion;

•	$5 million for a Natural Gas Pipeline in partnership with First Nations Reserves;

•	$15 million in other funding primarily for culture and sports, equipment and school facilities.

SUCH sector self-financed spending has also increased by $51 million over the next three years.

Capital Plan Summary	2021-22	2022-23		2023-24	2024-25	3-year
(millions of dollars)	Actual	Budget	Forecast	Target	Target	Total
Municipal infrastructure support	2,168	1,809	1,824	1,749	2,244	5,817
Capital maintenance and renewal	1,151	1,252	1,310	1,040	945	3,295
Protect quality health care	597	783	703	737	851	2,291
Roads and bridges	687	789	928	782	583	2,294
Renewing education infrastructure	521	744	639	478	343	1,460
Streamlining service delivery	246	490	519	464	379	1,361
Public safety and emergency services	242	342	324	273	165	762
Agriculture and natural resources	166	172	188	303	318	809
Family, social supports and housing	85	96	98	95	112	305
Skills for jobs	85	100	103	64	63	230
Sports and recreation	47	144	158	122	65	345
SUCH sector self-financed (schools, universities, colleges, health entities)	627	811	821	634	543	1,998

Total Capital Plan	6,622	7,534	7,614	6,742	6,610	20,966

10	2022-23 Mid-year Fiscal Update and Economic Statement

2022-23
Economic Update

2022-23 to 2024-25

2022-23 Mid-year Fiscal Update and Economic Statement	11

Economic Update

Overview

Alberta economic prospects remain solid, but risks are increasing. Persistently high inflation, aggressive interest rate hikes around the world and ongoing geopolitical uncertainty are slowing the momentum in the global economy. Commodity prices have retreated from elevated levels seen earlier this year amid heightened concerns of a global recession. Even so, Alberta’s economy is positioned well to weather the challenges. Oil prices have softened but remain robust, boosting revenues and activity in the energy sector. Exceptional growth in non-energy business output has also bolstered export revenues and corporate profits, while investment intentions continue to be strong. Alberta’s housing market is faring much better compared with the rest of the country, buoyed by solid migration and low inventories. The Alberta Activity Index, a measure of provincial economic activity, is up 6% so far this year.

After rebounding 4.8% in 2021, Alberta’s real gross domestic product (GDP) is now forecast to grow 4.8% this year (Chart 1). This is down 0.1 of a percentage point and 0.6 percentage points from the first quarter and budget, respectively. The downgrade reflects weaker sentiment and softer consumer spending as a result of faster interest rate hikes, persistently high inflation and lagging wage growth. Weaker renovation spending and a pullback in resale housing activity are also weighing on residential investment, although housing starts have remained strong. Despite softer growth, real GDP is set to fully recover from the COVID-19 downturn and surpass the 2014 peak this year. At the same time, incomes in the province remain strong and will support provincial government revenues. Nominal GDP – a broad measure of income – is forecast to grow 24% in 2022, buoyed by record high corporate profits and solid household income growth (Chart 2).

Alberta’s real GDP growth is forecast to moderate to 2.7% next year but will fare better compared with the rest of the country. The completion of the Trans Mountain Pipeline expansion (TMX) expansion in late 2023 along with solid oil prices are expected to support activity in the energy sector.

Non-energy business investment will also be buoyed by large-scale projects in clean technology, renewable power and other emerging sectors. However, growth in consumer spending and residential investment are expected to slow further as higher interest rates work their way through the economy and pent-up demand for services fades. Over the medium term, the Alberta economy is expected to grow at around 2.9%. Solid fundamentals – including a strong population growth, relatively young population, lower cost of living and high wages – will support Alberta’s expansion in the coming years.

Global prospects weaken

Ongoing geopolitical uncertainty, persistently high inflation and aggressive interest rate hikes around the world are creating significant headwinds for the global economy. Central banks around the world – including the U.S., Canada and Europe – have increased their policy rates at a rapid pace in order to bring down inflation. The Bank of Canada, in particular, has increased the overnight target rate by 350 basis points since March 2022, the fastest pace in history. The overnight target rate is forecast to rise further to reach 4% by the end of this year, the highest level since 2008.

Chart 1: Real GDP growth to moderate but remain solid next year

Contribution to annual change in Alberta real GDP by expenditure

Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

*	Includes total household, business, and government spending.

Chart 2: Incomes surge higher

Change in Alberta nominal GDP, corporate profits and household income, 2022

Source: Alberta Treasury Board and Finance

12	2022-23 Mid-year Fiscal Update and Economic Statement

While tighter financial conditions are beginning to slow demand in the Canadian economy, the labour market continues to be resilient. Employment grew in the last two months and the unemployment rate is still hovering at record lows.

The global wave of aggressive monetary tightening has contributed to a sharp deterioration in sentiment and raised concerns about a recession in the global economy. This, in turn, has led to sharp declines in asset and commodity prices in recent months. There are also signs that global economic activity has begun to slow. The global composite PMI output index contracted for the third consecutive month in October, with activity declining in both manufacturing and service sectors.

Oil prices strong despite pullback

Oil prices have softened from the record highs seen earlier this year, but tight market conditions are keeping prices at robust levels. Global petroleum demand has weakened due to slowing industrial production, rolling lockdowns in China, as well as lower-than-expected U.S. gasoline consumption throughout the summer this year. The announcement by OPEC+ in October to cut their production target by two million barrels per day (bpd) starting in November led to a partial rebound in West Texas Intermediate (WTI), although rising fears of a global recession continue to weigh on prices. Ongoing geopolitical developments will also continue to keep oil prices volatile in the near term.

WTI is now forecast to average US$91.50/bbl in 2022-23, US$1.00/ bbl lower than the first quarter update but still well above budget expectations. The slight downward revision reflects expectations of a slowdown in global growth next year, which is anticipated to dampen petroleum demand and prices. Even so, global oil supply-demand balance will remain tight and provide support to prices. As a result, WTI is forecast to be significantly higher than budget, averaging US$78.50/bbl in 2023-24 and US$73.50/bbl in 2024-25 (Chart 3).

Alberta prices under pressure

The discount between WTI and Western Canadian Select (WCS) oil price has widened significantly in recent months. While there is sufficient egress from the province, the combination of planned and unplanned refinery outages in the U.S., the release of heavy oil barrels from the U.S. Strategic Petroleum Reserve (SPR) and rebound in Western Canadian oil production has pushed the light-heavy differential to above US$25/ bbl since October. A global glut of high sulphur fuel oil, due in part to increased flows of Russian residual fuel oil to Asia, is also weighing on refinery demand for Alberta’s heavy oil in the U.S. Gulf Coast. The differential is now forecast to average US$19.80/bbl for 2022-23, up $0.60/bbl from the first quarter and $5.50/bbl higher than budget.

Over the medium term, the WTI-WCS differential is forecast to narrow to US$18.10/bbl in 2023-24 as some of the transient factors fade. Export capacity additions from the completion of TMX in late 2023 should lead to further improvement to US$16.10/bbl in 2024-25. Despite the normalization, stronger oil production, and thus pipeline throughput, is expected to push the differential above levels forecast at budget.

Despite a wider differential, strong global oil prices and a lower Canadian dollar are expected to buoy WCS prices. WCS is forecast to average C$94.70/ bbl in 2022-23, surpassing the 2013-14 peak, before moderating to C$73.30/bbl by 2024-25. With the recent weakness in the Loonie, the Canadian dollar is now forecast to average US¢75.20/Cdn$ in 2022-23, down from expectations in first quarter and budget, before slowly rising to US¢78.20/Cdn$ by 2024-25.

The price of western Canadian natural gas has also displayed increased volatility in recent months due to pipeline restrictions and robust production levels. Maintenance on both the Nova Gas Transmission Line (NGTL) and West Coast pipelines have temporarily restricted export flows from the province, resulting in wide swings in the AECO price. In contrast, natural gas prices in the U.S. have been comparatively steady and elevated, which is pushing up the cost of processing high sulphur crude such as Alberta’s heavy oil. The Alberta Reference Price (ARP) is expected to average C$5.40/GJ in 2022-23, down slightly from first quarter but still well above budget. Natural gas prices are expected to remain above pre-pandemic levels on the back of rising demand, with ARP averaging C$4.40/GJ in 2023-24 and $3.80/GJ in 2024-25.

Chart 3: Tight global oil market to buoy prices

West Texas Intermediate

Sources: Reuters and Alberta Treasury Board and Finance; f-forecast

2022-23 Mid-year Fiscal Update and Economic Statement	13

Non-energy exports remain high

Non-energy business output has grown at an exceptionally strong pace so far this year, although it is expected to ease in 2023 in line with a slowdown in the global economy. While manufacturing sales have retreated from recent peaks on the back of declines in petroleum & coal products and durable goods manufacturing, they are still up more than 30% year-to-date. The value of non-energy goods exports has also moderated, weighed down by lower exports of basic & industrial chemicals, as well as forestry and building products. These have been partly offset by a rebound in farm, fishing and intermediate food products, which has surged in recent months due to higher export volumes of wheat. The bounce back comes after depleted inventories and last year’s dry weather conditions weighed on crop exports in the first half of this year. Despite the recent pullback, the value of non-energy exports is still up nearly 14% so far this year.

With the slowdown in the global economy, growth in manufacturing and service exports is expected to decelerate and dampen non-energy exports in 2023, although this will be partly cushioned by a weaker Canadian dollar. Overall, real exports are forecast to grow around 4% next year before moderating to 3% over the medium term.

Solid oil and gas investment

Energy sector revenues and activity remain strong despite the volatility in prices. Oil and gas producers are drilling wells at a pace not seen since 2014, although ongoing labour and material shortages are restraining activity. Strong drilling activity has lifted conventional oil production by 12% year-to-date, while natural gas output is up 4%. Oil sands production has also rebounded to near all-time highs following maintenance-related disruptions in the spring. While producers are spending significantly more compared to last year, they are reinvesting a much smaller share of their cash flow into expanding production. They continue to focus on paying down debt to improve their balance sheets and increasing shareholder returns after many years of struggling with weak prices and market access constraints. Oil and gas investment is forecast to grow 35% (or more than $8 billion) this year, led by the conventional sector (Chart 4). The increase in spending also reflects higher input costs.

Energy investment is forecast to rise over the medium term, growing $5.9 billion (or 18%) in 2023 and $3.8 billion (or 9.9%) in 2024. While oil prices are anticipated to moderate from this year’s elevated levels, they will remain supportive of activity. Producers are expected to ramp up drilling and production ahead of TMX coming online in late 2023. Even so, they are expected to maintain capital discipline in expanding production and continue to invest in emissions reduction initiatives.

Non-energy investment to gain momentum

Outside of oil and gas extraction, construction projects are proceeding despite higher costs. A strong expansion in the warehousing sector has propelled spending in commercial building construction this year, while ongoing projects in renewable energy, utilities and pipeline transportation are boosting investment in machinery & equipment and engineering construction. Non-energy investment is forecast to grow $2.9 billion (or around 10%) in 2022, reflecting increased activity and soaring construction costs.

Non-energy investment is anticipated to grow further by around 9% in 2023 and around 7% over the medium term. Cost pressures are expected to ease in the next few years. Activity will be boosted by spending on clean technology, which is poised to gain traction on the back of Alberta’s competitive taxes, stable regulatory environment, and access to abundant, resilient and low-cost natural resources. Air Products is set to build a $1.6-billion new net-zero hydrogen energy complex in Alberta’s Industrial Heartland. This landmark hydrogen production and liquefaction facility is expected to create 2,500 construction jobs and 30 permanent jobs once it becomes operational in 2024. A number of large-scale investment projects that will use hydrogen for industrial processes and power generation were also announced over the past year, providing significant potential upside to investment. These include Dow Chemicals $10 billion net-zero emissions ethylene and derivatives facility and Northern Petrochemical Corporation’s $2.5 billion carbon-neutral ammonia and methanol production facility.

Strong migration lifts population growth

After gaining momentum in the last year, Alberta’s population growth is expected to remain robust with higher levels of net migration. Alberta’s population grew 2.2% in the 2022

Chart 4: Business investment continues to advance

Change in Alberta non-residential investment by component

Sources: Statistics Canada and Alberta Treasury Board and Finance; f-forecast

14	2022-23 Mid-year Fiscal Update and Economic Statement

census year, a dramatic turnaround from 0.6% growth in 2021 and the highest rate since 2014. Population growth started picking up in the second quarter, propelled by net international migration which saw its strongest quarterly level on record. Alberta also welcomed nearly 22,000 people from other provinces on a net basis in 2022, the highest level since 2014 and the largest among provinces.

Alberta’s population is forecast to rise 2.2% in the 2023 census year (Chart 5). Immigration will get a boost from higher national targets set by the federal government, while strong levels of temporary foreign workers coming into the province will continue to buoy non-permanent residents. With activity slowing more sharply in the rest of the country, Alberta is also expected to see robust inflows of interprovincial migrants given its relatively strong economic conditions, favourable housing affordability and lower cost of living. Population growth is forecast to moderate over the medium term to 1.6% by 2025.

Employment to expand

Employment in the province has regained some momentum after stalling in the summer. It has been buoyed by renewed strength in some sectors such as construction and retail & wholesale trade, as well as ongoing gains in professional, scientific and technical services. Employment has expanded by more than 79,000 since December 2021, with services sector leading the way. Tourism-related industries such as food & accommodation continue to make headway despite difficulties finding workers. Goods sector employment has also improved in recent months, but still lags behind other industries. Even so, Alberta’s overall employment recovery from the pandemic outpaced that of most provinces (Chart 6). Employment is now forecast to grow 5.2% this year, down slightly from the first quarter.

The province is expected to continue adding jobs next year, but at a more moderate pace of 2.4%, driven by rising investment and solid population growth. While small business sentiment has pulled back from recent highs, firms remain optimistic that their performance will be stronger over the next year. With continued inward migration, many employers will be able to fill vacant positions, particularly for those industries where shortages remain acute. Employment growth is expected to accelerate to 2.6% in 2024 as interest rates fall and global growth picks up, before moderating to around 2.3% in 2025.

As hiring pressures ease off, the unemployment rate is forecast to tick up slightly in 2023. The labour force is anticipated to expand significantly with a surge in population and a rebound in the participation rate. After remaining steady in 2022, the participation rate is expected to improve 0.2 percentage points to 69.4% in 2023. The unemployment rate is forecast to increase to 6% next year before declining gradually to 5.5% by 2025. After remaining subdued this year, growth in average weekly earnings is expected to pick up in the next few years as compositional factors fade and wages catch up with inflation. It is forecast to accelerate from 2.3% this year to 3.9% by 2025.

Chart 5: Strong population growth to continue in 2023

Annual change in Alberta population by component

Sources: Statistics Canada, Haver Analytics, and Alberta Treasury Board & Finance; f-forecast

Chart 6: Alberta’s employment recovery outpaces most provinces

Percentage change in seasonally adjusted employment since February 2020

Sources: Statistics Canada and Haver Analytics

2022-23 Mid-year Fiscal Update and Economic Statement	15

Inflation cooling gradually

Consumer inflation has cooled down from its peak, although it has been more persistent than expected since first quarter and price pressures remain broad-based. While growth in energy prices has declined sharply due to lower gasoline prices and the impact of the provincial government’s affordability measures, prices for other components such as food and services have accelerated, keeping inflation stubbornly high (Chart 7). In particular, growth in food prices rose to the highest rate since 1981 in October, as higher input prices such as fertilizers and natural gas, unfavourable weather and ongoing geopolitical instability stemming from the war in Ukraine contributed to the increase. Core inflation (all items except food and energy) also rose, with growth in prices for services jumping to a new 14-year high. Headline inflation is now forecast to average 6.3% this year, up 0.2 percentage points from first quarter.

The impact of unprecedented interest rate hikes by the Bank of Canada will be felt more next year as demand slows further. This, coupled with moderating energy prices and smaller base year effects, should help bring inflation further down to an average of 3.3% for 2023 before returning back to around 2% over the medium term.

Households restrain spending

Household finances and consumer spending will remain under pressure in the near term until inflation eases significantly and wage growth accelerates. The combination of persistently high inflation and rising interest rates this year has dampened consumer sentiment and eroded household spending power. Growth in retail spending has moderated significantly as a result, particularly for discretionary and big-ticket items such as motor vehicles and renovation-related building materials. The slowdown in goods spending has been somewhat offset by pent-up demand for discretionary services such as restaurant sales and hotel occupancy rates, which have rebounded strongly so far this year. Real consumer spending is now expected to rise 4.5% this year, 0.8 percentage points lower than first quarter.

Higher interest rates are expected to work their way through the economy and will further slow growth in real consumer spending to 1.6% in 2023 (Chart 8). As inflation eases and rising wages begin to catch up, growth in real consumer spending is set to accelerate and outpace population growth again at 2.9% in 2024.

Housing market resilient

Alberta’s housing market is faring better compared to the rest of the country despite the rapid rise in interest rates. Although resale activity has pulled back from the exceptionally high levels seen earlier in the year, it is still up 4% year-to-date and higher than pre-pandemic levels. Housing starts jumped above 48,000 units in October to the highest level since early 2015, and are up 22% so far this year (Chart 9). This is in contrast to the national level, where unit sales and housing starts have fallen 23% and 4.3% year-to-date, respectively. While Alberta’s housing activity surged following the onset of the pandemic, the market never became overheated and the run-up in home prices was far more muted compared to other provinces.

Chart 7: Food prices contributing more to headline inflation

Contribution to Alberta’s headline consumer inflation

Sources: Statistics Canada and Alberta Treasury Board and Finance calculations

*	Energy includes gasoline, natural gas and electricity

Chart 8: Consumer spending on goods to stall next year

Contribution to annual change in real consumer spending by component

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; f-forecast

16	2022-23 Mid-year Fiscal Update and Economic Statement

With the strength so far this year, housing starts are forecast to average around 38,000 units in 2022. Homebuilding activity in Alberta is being buoyed by elevated commodity prices, favourable affordability and strong migration into the province which is also boosting construction of multi-family rental units. Tight inventories of new and existing homes are also supporting activity, with the number of completed and unabsorbed units near levels seen prior to the 2015-16 recession.

The pace of housing starts is expected to ease in the next two years, averaging between 34,000 and 35,000 units. The slowdown reflects the lagged impact of higher interest rates and more moderate rise in input prices. However, Alberta’s strong demand fundamentals – such as robust population growth and healthy labour market – will keep the annual pace of housing starts higher than 2015-2021 levels. While a decline in renovation spending and slower resale activity will be a drag next year, new housing construction in the second half of 2022 is expected to carry through and buoy residential investment in the early part of 2023.

Risks to Outlook

Alberta’s economy cannot be insulated from the impacts of geopolitical uncertainty, global economic slowdown and tighter financial conditions. The current economic environment is highly uncertain.

To support the understanding of these risks, two scenarios are considered. The low scenario assumes oil prices remain well below the base forecast starting in early 2023. Weak economic growth in China and contraction in the U.S. and Europe in the first two quarters of 2023 result in sharply weaker global energy demand next year. Global economic growth is expected to be lower than the base case forecast in 2024 and 2025 before normalizing in 2026, but at an overall lower level of economic activity and oil demand than the base forecast. This leads to significantly less investment in the oil and gas sector and lower oil

Chart 9: Housing starts resilient despite rising interest rates

Annualized housing starts, existing home sales and average resale price*

Sources: Canada Real Estate Association, Canada Mortgage & Housing Corporation and Haver Analytics

*	3-month moving average

production in Alberta, which results in a weaker Alberta economy. The combined effects of the oil price shock and a weak global economy in the first half of 2023 are lower Canadian interest rates, a weaker Canadian Dollar, and lower consumption, lower employment, lower investment, and a lower rate of population growth in Alberta. A weaker economy has commensurately negative impacts on Alberta’s corporate and personal tax revenue, and the low oil prices severely negatively affect Alberta’s natural resource revenue.

The alternative high scenario assumes oil prices rise well above the base forecast starting in early 2022, driven by continued strong global demand growth and the effects of global underinvestment in recent years limiting oil production growth. High oil prices gradually drive higher energy sector investment and oil production growth in Alberta, though companies remain disciplined in their capital allocation decisions and disproportionately invest in conventional oil and gas production to see a faster return on investment than in the oil sands. Oil prices slowly retreat over several years towards the base forecast, but oil and gas production, investment, and corporate revenues remain higher than the base forecast. The improving energy sector outlook leads to moderate increases in Canadian interest rates and the Canadian Dollar, although these only provide a modest drag on Alberta’s economic growth. This stronger economic performance in the province leads to significantly higher net interprovincial migration, as Canadian residents from other provinces move to Alberta for the economic opportunities the province’s strong economy affords. All together, this results in stronger household consumption growth, higher wage growth, higher employment growth, and an unemployment rate declining more than in the base forecast. This economic strength translates into substantial increases in Alberta’s corporate and personal tax revenue, and higher energy prices result in even faster growth in Alberta’s natural resource revenue.

Neither scenario includes additional fiscal policy responses from the federal or provincial governments beyond what is included in the base forecast that would buffer the downside to the economy in the low scenario nor that would temper the upside to the economy in the high scenario.

2022-23 Mid-year Fiscal Update and Economic Statement	17

Table 1: Scenario Impacts

Fiscal Year Assumptions	2022-23	2023-24	2024-25
WTI (US$/bbl)
Base	91.50	78.50	73.50
High	98.50	108.50	96.50
Low	87.50	55.50	61.00
Light-Heavy Differential (US$/bbl)
Base	19.80	18.10	16.10
High	20.70	21.50	18.50
Low	20.20	15.80	14.80
Exchange Rate (US¢/Cdn$)
Base	75.2	76.3	78.2
High	75.7	78.3	79.9
Low	74.7	74.4	77.3
Tax and Resource Revenue ($billions)*
Base	49.8	42.1	40.5
Variance from base
High	5.7	19.8	17.5
Low	-3.4	-13.9	-8.8

Calendar Year Assumptions	2022	2023	2024	2025
Real GDP (% Change)
Base	4.8	2.7	2.9	2.8
High	4.8	5.0	4.3	3.3
Low	4.8	1.2	1.3	1.9
Nominal GDP (% Change)
Base	24.1	1.7	2.2	2.6
High	24.1	13.5	2.8	0.1
Low	24.1	-7.8	4.5	1.9
Employment (thousands)
Base	2,355	2,412	2,474	2,531
High	2,355	2,443	2,532	2,595
Low	2,355	2,394	2,431	2,475

*	Tax revenue includes personal and corporate income taxes, fuel tax, tobacco/vaping taxes, cannabis tax, insurance premiums tax, the tourism levy and the freehold mineral tax.

18	2022-23 Mid-year Fiscal Update and Economic Statement

Key Energy and Economic Assumptions

	2020-21	2021-22	2022-23 Forecast		2023-24	2024-25
Fiscal Year Assumptions[a]	Actuals	Actuals	Budget	Q2	Forecast	Forecast
Crude Oil Prices[b]
WTI (US$/bbl)	42.32	77.03	70.00	91.50	78.50	73.50
Light-Heavy Differential (US$/bbl)	10.58	13.56	14.30	19.80	18.10	16.10
WCS @ Hardisty (Cdn$/bbl)	41.42	79.63	70.30	94.70	79.30	73.30
Natural Gas Price[b]
Alberta Reference Price (Cdn$/GJ)	2.10	3.48	3.20	5.40	4.40	3.80
Production
Conventional Crude Oil (thousands of barrels/day)	401	445	441	483	492	494
Raw Bitumen (thousands of barrels/day)	2,969	3,197	3,296	3,297	3,357	3,415
Natural Gas (billions of cubic feet)	3,857	4,027	4,118	4,219	4,301	4,330
Interest Rates[b]
3-month Canada Treasury Bills (%)	0.14	0.19	0.70	3.00	3.70	3.00
10-year Canada Bonds (%)	0.74	1.56	1.80	3.10	3.80	3.70
Exchange Rate (US¢/Cdn$)[b]	75.7	79.8	79.0	75.2	76.3	78.2

	2020	2021	2022 Forecast				2023	2024	2025
Calendar Year Assumptions[a]	Actuals	Actuals	Budget		Q2		Forecast	Forecast	Forecast
Gross Domestic Product
Nominal (billions of dollars)	296.7	374.5	390.0	[d]	464.7		472.6	483.0	495.6
% change	-15.7	26.2	11.2	[d]	24.1		1.7	2.2	2.6
Real (billions of 2012 dollars)	320.3	335.6	356.7	[d]	351.7		361.2	371.6	382.0
% change	-8.0	4.8	5.4	[d]	4.8		2.7	2.9	2.8
Other Indicators
Employment (thousands)	2,130	2,239	2,330		2,355		2,412	2,474	2531
% change	-6.6	5.1	4.1		5.2		2.4	2.6	2.3
Unemployment Rate (%)	11.4	8.7	6.6		5.8		6.0	5.8	5.5
Average Weekly Earnings (% change)	3.2	2.1	3.4		2.3		3.4	3.9	3.9
Primary Household Income (% change)	-4.8	5.8	6.7		7.1		5.4	6.6	5.9
Net Corporate Operating Surplus (% change)	-60.3	284.9	30.8		85.1		0.9	1.8	3.6
Housing Starts (thousands of units)	24.0	31.9	32.2		38.3		34.1	34.7	36.0
Alberta Consumer Price Index (% change)	1.1	3.2	3.2		6.3		3.3	2.2	2.2
Retail Sales (% change)	-2.1	11.5	9.3		11.5		4.5	5.2	5.5
Population (thousands)	4,417	4,444	4,506		4,543	[c]	4,643	4,727	4,803
% change	1.2	0.6	1.4		2.2	[c]	2.2	1.8	1.6
Net Migration (thousands)	30.5	8.2	43.8		81.7	[c]	81.5	65.0	55.7

[a]	Forecast was finalized on November 7, 2022.
[b]	Forecasts have been rounded.
[c]	Estimate
[d]	Budget 2022 and the mid-year forecast were finalized prior to the release of the Provincial Economic Accounts 2021 actuals on November 8, 2022.

2022-23 Mid-year Fiscal Update and Economic Statement	19

Benchmarking Tables

Oil Price Benchmark

West Texas Intermediate (US$/bbl)

Organization	2022	2023	2024	2025
National Forecasting Agencies
Conference Board of Canada (November 3, 2022)	97.60	88.60	84.50	81.80
Stokes Economics (August 2, 2022)	102.00	93.00	83.00	77.00
Banks and Investment Dealers
Credit Suisse (September 15, 2022)	96.70	82.00	77.00	n/a
Deloitte (September 30, 2022)	96.76	83.20	79.55	75.75
Goldman Sachs (October 5, 2022)	97.64	105.00	85.00	n/a
Laurentian Bank (August 13, 2022)	98.45	91.25	n/a	n/a
National Bank (October 2022)	90.95	81.00	n/a	n/a
RBC Capital Markets (November 9, 2022)	94.55	91.25	n/a	n/a
Scotiabank (October 17, 2022)	98.00	94.00	75.00	n/a
TD Bank (October 2022)	94.95	84.25	n/a	n/a
Industry Analysts
U.S. Energy Information Administration (November 3, 2022)	95.88	89.33	n/a	n/a
GLJ Petroleum Consultants (October 1, 2022)	93.50	75.00	76.00	77.00
Sproule Associates Limited (October 31, 2022)	95.11	86.00	85.00	80.00
Confidential Forecasts Provided to the Government of Alberta[a]
Average	96.00	88.50	84.00	80.00

High	102.00	105.00	100.00	95.00
Low	90.95	75.00	73.15	63.65
Average of All Private Forecasts	96.50	88.00	82.00	79.00
Government of Alberta (calendar year)	94.50	80.00	75.00	70.00

Includes forecasts finalized on or before November 9, 2022.

[a]

The Confidential Forecast provided to the Government of Alberta include forecasts from S&P Global Platts, the Bank of Montreal, IHS Markit, Rystad Energy, and Wood Mackenzie. High/Low forecasts may represent one of the confidential forecasts. Averages and the Government of Alberta forecast have been rounded to the nearest 50 cents.

20	2022-23 Mid-year Fiscal Update and Economic Statement

Light-Heavy Oil Price Differential Benchmark

WTI-WCS Price Differential ($US/bbl)	2022	2023	2024	2025
High	20.15	19.00	16.00	15.71
Low	13.60	14.10	12.50	12.69
Average of All Private Forecasts	16.90	16.10	14.20	13.70
Government of Alberta (calendar year)	18.20	19.30	16.30	15.50
Number of Private Sector Forecasters	10	10	9	7

Includes forecasts finalized on or before November 9, 2022.

Natural Gas Price Benchmark

Henry Hub (US$/MMBtu)ab	2022	2023	2024	2025
High	7.40	6.90	5.30	4.68
Low	5.60	4.00	3.45	3.05
Average of All Private Forecasts	6.60	5.30	4.30	4.00
Government of Alberta (calendar year)	6.70	5.40	4.20	4.00
Number of Private Sector Forecasters	17	17	14	12

Includes forecasts finalized on or before November 9, 2022.

[a]

The natural gas price at Henry Hub Louisiana (in US$/MMBtu) is the US benchmark while the AECO natural gas price (in CAD$/GJ) is the Western Canada benchmark. The Alberta Reference Price (used in natural gas royalty calculations) represents the average field price of all Alberta gas sales which normally follows the Western Canada regional benchmark. The average and Government of Alberta forecast are rounded to the nearest 10 cents.

United States / Canada Exchange Rate Benchmark

(US¢/Cdn$)	2022	2023	2024	2025
High	78.0	80.5	82.4	83.4
Low	72.0	72.0	77.1	76.8
Average of All Private Forecasts	76.0	75.6	78.9	80.1
Government of Alberta (calendar year)	76.6	75.4	77.8	79.2
Number of Private Sector Forecasters	10	10	5	2

Includes forecasts finalized on or before November 9, 2022.

Canadian Long-Term Interest Rate Benchmark

10-Year Government of Canada Bonds (%)	2022	2023	2024	2025
High	3.05	3.83	3.50	3.60
Low	2.62	2.73	3.20	3.17
Average of All Private Forecasts	2.90	3.30	3.30	3.40
Government of Alberta (calendar year)	2.80	3.60	3.80	3.70
Number of Private Sector Forecasters	10	10	4	2

Includes forecasts finalized on or before November 9, 2022.

2022-23 Mid-year Fiscal Update and Economic Statement	21

Alberta Real Gross Domestic Product Benchmark

(% change)	2022	2023	2024	2025
High	5.1	2.9	2.7	2.2
Low	3.9	1.1	1.4	1.6
Average of All Private Forecasts	4.6	1.9	1.9	1.9
Government of Alberta (calendar year)	4.8	2.7	2.9	2.8
Number of Private Sector Forecasters	9	9	7	2

Includes forecasts finalized on or before November 9, 2022.

Alberta Nominal Gross Domestic Product Benchmark

(% change)	2022	2023	2024	2025
High	26.5	5.7	4.5	2.3
Low	19.2	-1.8	1.0	1.5
Average of All Private Forecasts	21.8	2.0	2.6	1.9
Government of Alberta (calendar year)	24.1	1.7	2.2	2.6
Number of Private Sector Forecasters	8	8	6	2

Includes forecasts finalized on or before November 9, 2022.

Alberta Employment Benchmark

(% change)	2022	2023	2024	2025
High	5.4	2.1	1.8	1.5
Low	4.6	0.9	1.0	1.2
Average of All Private Forecasts	5.0	1.4	1.4	1.3
Government of Alberta (calendar year)	5.2	2.4	2.6	2.3
Number of Private Sector Forecasters	8	8	6	2

Includes forecasts finalized on or before November 9, 2022.

Alberta Unemployment Rate Benchmark

(%)	2022	2023	2024	2025
High	6.0	6.1	6.4	5.7
Low	5.6	5.0	5.3	5.4
Average of All Private Forecasts	5.8	5.7	5.8	5.6
Government of Alberta (calendar year)	5.8	6.0	5.8	5.5
Number of Private Sector Forecasters	9	9	7	2

Includes forecasts finalized on or before November 9, 2022.

Alberta Housing Starts Benchmark

(thousands of units)	2022	2023	2024	2025
High	40.0	40.0	39.0	33.8
Low	35.0	26.0	22.0	31.0
Average of All Private Forecasts	37.5	33.2	31.6	32.4
Government of Alberta (calendar year)	38.3	34.1	34.7	36.0
Number of Private Sector Forecasters	8	8	6	2

Includes forecasts finalized on or before November 9, 2022.

22	2022-23 Mid-year Fiscal Update and Economic Statement

2022-23

Mid-year Tables

2022-23 to 2024-25

2022-23 Mid-year Fiscal Update and Economic Statement	23

Table of Contents

Tables

Consolidated Fiscal Summary	25

Statement of Financial Position	26

Capital Assets	26

Revenue	27

Operating Expense	28

Inventory Consumption	28

Debt Servicing Costs	29

Capital Amortization	29

Inventory Acquisition	29

Contingency / Disaster and Emergency Assistance	30

Pension Liabilities	30

Borrowing Requirements	30

Borrowing Sources	30

Cash Adjustments	31

Capital Plan	32

Capital Grants	32

Capital Investment	33

Fiscal Plan and Capital Plan Liability Principal Repayments	33

Capital Plan Funding Sources	33

Historical Fiscal Summary, 2008-09 to 2024-25	34

24	2022-23 Mid-year Fiscal Update and Economic Statement

Consolidated Fiscal Summary

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
Statement of Operations	Actual	Budget	Forecast	Budget	Target	Target
1 Total Revenue	68,322	62,607	76,901	14,294	69,551	69,864

Expense
2 Operating expense (includes 2021-22 crude-by-rail expense)	49,531	50,800	51,976	1,176	52,784	54,026
3 % change from prior year	6.2	1.5	4.9	—	1.6	2.4
4 Capital grants	2,118	2,148	2,236	88	2,316	2,735
5 Amortization / inventory consumption / loss on disposals	3,622	4,057	4,007	(50)	4,136	4,210
6 Taxpayer-supported debt servicing costs	2,278	2,443	2,303	(140)	2,347	2,056
7 Self-supported debt servicing costs	363	219	399	180	403	495
8 Pension provisions	(365)	(289)	(312)	(23)	(317)	(325)

9 Expense (before COVID-19 / Recovery Plan, Contingency)	57,547	59,378	60,609	1,231	61,669	63,197

COVID-19 / Recovery Plan:
10 Operating expense	2,812	687	1,360	673	149	153
11 Capital grants	385	281	284	3	168	148
12 Inventory consumption (PPE)	564	—	168	168	—	—
13 Contingency for COVID-19 / Recovery Plan – unallocated	—	750	186	(564)	—	—
14 Contingency / disaster and emergency assistance	3,076	1,000	700	(300)	750	750
15 Provision for affordabilty initiatives	—	—	1,300	1,300	1,200	300

16 Total Expense	64,378	62,096	64,607	2,511	63,936	64,548

17 Surplus / Deficit	3,944	511	12,294	11,783	5,615	5,316

Capital Plan
18 Capital grants	2,503	2,429	2,520	91	2,484	2,883
19 Capital investment	4,119	5,105	5,093	(12)	4,258	3,728

20 Total Capital Plan	6,622	7,534	7,614	80	6,742	6,610

Cash Adjustments / Borrowing Requirements	(at March 31)
21 Cash at start of year	7,429	7,241	8,858	1,617	—	—

22 Surplus / (deficit)	3,944	511	12,294	11,783	5,615	5,316
23 Cash adjustments (for details, see table on page 31)
24 Retained income of funds and agencies	(1,941)	(1,435)	(2,028)	(593)	(1,971)	(2,711)
25 Other cash adjustments	(2,268)	917	2,375	1,458	1,081	530
26 Capital cash adjustments	2,402	(2,026)	(2,297)	(271)	(1,670)	(1,215)

Total cash available for allocation	9,566	5,207	19,202	13,995	3,055	1,920
27 Taxpayer-supported debt repayment	(708)	(3,207)	(13,354)	(10,147)	(2,314)	(1,440)
28 Allocation for savings / future-year debt repayment	—	—	(5,848)	(5,848)	(741)	(480)

29 Cash at end of year	8,858	2,000	—	(2,000)	—	—

Taxpayer-supported Liabilities / Borrowing	(at March 31)
Liabilities for Capital Projects
30 Opening balance	42,733	47,381	47,529	148	45,917	43,960
31 Alternative financing (P3s – public-private partnerships)	43	81	56	(25)	64	1
32 Direct borrowing	4,812	—	—	—	—	—
33 Re-financing of existing debt	1,112	224	—	(224)	—	1,557
34 Principal repayments / amortization of debt issue costs	(1,171)	(1,668)	(1,668)	—	(2,021)	(1,630)

35 Total Liabilities for Capital Projects	47,529	46,018	45,917	(101)	43,960	43,888

Borrowing for the Fiscal Plan
36 Opening balance	50,303	50,303	45,595	(4,708)	33,909	29,230
37 Direct borrowing for Fiscal Plan	—	—	—	—	—	—
38 Re-financing of existing debt	—	—	—	—	—	3,833
39 Principal repayments	(4,708)	(1,603)	(11,686)	(10,083)	(4,679)	(5,514)

40 Total Borrowing for the Fiscal Plan / Other	45,595	48,700	33,909	(14,791)	29,230	27,549

41 Total Taxpayer-supported Debt - Capital Projects / Fiscal Plan / Other	93,124	94,718	79,826	(14,892)	73,190	71,437

2022-23 Mid-year Fiscal Update and Economic Statement	25

Statement of Financial Positiona

(millions of dollars)

	At March 31
	2022	2023		2024	2025
	Actual	Budget	Forecast	Target	Target
Financial Assets
Alberta Heritage Savings Trust Fund	17,094	17,588	18,466	19,371	21,009
Endowment funds:
Alberta Heritage Foundation for Medical Research	2,094	2,200	2,034	2,101	2,280
Alberta Heritage Science and Engineering Research	1,249	1,330	1,218	1,244	1,324
Alberta Heritage Scholarship	1,447	1,525	1,388	1,391	1,458
Alberta Enterprise Corporation	292	339	339	336	333
Cash available for allocation to debt repayment / savings	8,858	3,617	5,848	2,203	2,442
Self-supporting lending organizations / activities:
Loans to local authorities	14,424	14,514	14,688	14,518	14,332
Agriculture Financial Services Corporation	3,957	4,686	4,337	4,885	5,468
Equity in commercial enterprises	1,766	1,907	1,957	2,299	2,403
Student loans	3,647	4,149	4,202	4,745	5,289
Technology Innovation Emissions Reduction Fund	337	412	412	489	488
Other financial assets (including SUCH sector / Alberta Innovates Corp.)	22,961	22,362	21,433	19,929	19,996

Total Financial Assets	78,126	74,629	76,322	73,511	76,822

Liabilities
Taxpayer-supported debt:
Direct borrowing for the Capital Plan	44,482	43,127	42,903	40,974	40,999
Alternative financing for Capital Plan (public-private partnerships - P3s)	3,047	3,039	3,014	2,986	2,889
Debt issued to reduce pre-1992 TPP unfunded liability	594	594	594	594	594
Direct borrowing for the Fiscal Plan	45,001	43,398	33,315	28,636	26,955

Total taxpayer-supported debt	93,124	90,158	79,826	73,190	71,437

Self-supporting lending organization / activities debt:
For local authority loans	14,424	14,514	14,688	14,518	14,332
Agriculture Financial Services Corporation	2,604	2,672	2,685	3,006	3,180

Total debt	110,152	107,344	97,199	90,714	88,949

Coal phase-out liabilities	770	694	694	617	538
Pension liabilities	8,271	7,982	7,959	7,642	7,317
Other liabilities (including SUCH sector / Alberta Innovates Corp.)	15,899	16,620	16,494	15,717	16,139

Total Liabilities	135,092	132,640	122,346	114,690	112,943

Net Financial Assets / (Debt)	(56,966)	(58,011)	(46,024)	(41,179)	(36,121)
Capital / Other Non-financial Assets	58,576	60,271	60,090	60,960	61,251
Spent deferred capital contributions	(3,523)	(3,662)	(3,685)	(3,785)	(3,818)

Net Assets	(1,913)	(1,402)	10,381	15,996	21,312

Net financial debt / GDP (calendar year, nominal)	-15.2%	-14.9%	-9.9%	-8.7%	-7.5%

[a]	2023 Budget, and 2024 and 2025 Target numbers have been restated to reflect 2021-22 Actual results.

Capital Assets

(millions of dollars)

	At March 31
	2022	2023		2024	2025
	Actual	Budget	Forecast	Target	Target
Net book value at start of the year	55,855	57,322	57,322	58,874	59,597
Additions (capital investment)	4,119	5,105	5,093	4,258	3,728
Contingency	—	(750)	(750)	(650)	(650)
Amortization	(2,586)	(2,839)	(2,789)	(2,885)	(2,933)
Net book value of capital asset disposals / adjustments	(66)	(1)	(2)	—	—

Net Book Value at End of Year	57,322	58,837	58,874	59,597	59,742

26	2022-23 Mid-year Fiscal Update and Economic Statement

Revenue

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Income Taxes
Personal income tax	13,335	13,382	13,299	(83)	13,751	14,683
Corporate income tax	4,718	4,040	6,252	2,212	6,224	6,623

	18,053	17,422	19,551	2,129	19,975	21,306

Other Taxes
Education property tax (includes opted-out boards)	2,478	2,504	2,504	—	2,541	2,566
Fuel tax	1,275	1,319	332	(987)	1,087	1,364
Tobacco / vaping taxes	617	644	582	(62)	584	578
Insurance taxes	753	819	798	(21)	851	908
Cannabis tax	164	157	157	—	169	176
Tourism levy	59	73	91	18	95	104
Freehold mineral rights tax	107	96	156	60	138	121

	5,453	5,612	4,620	(992)	5,465	5,817

Non-Renewable Resource Revenue
Bitumen royalty	11,605	10,349	19,353	9,004	13,087	10,874
Crude oil royalty	1,947	1,670	4,003	2,333	3,037	2,542
Natural gas and by-products royalty	2,227	1,458	4,214	2,756	2,644	2,160
Bonuses and sales of Crown leases	228	236	394	158	291	269
Rentals and fees / coal royalty	163	127	160	33	130	123

	16,170	13,840	28,124	14,284	19,189	15,968

Transfers from Government of Canada
Canada Health Transfer	5,503	5,352	5,579	227	5,920	6,344
Canada Social Transfer	1,796	1,868	1,885	17	1,962	2,035
Direct transfers to SUCH sector / Alberta Innovates Corporation	478	579	639	60	617	624
Infrastructure support	808	1,293	1,158	(135)	1,000	1,115
Agriculture support programs	531	296	300	4	312	334
Labour market agreements	485	322	324	2	322	322
Canada-Alberta Canada wide Early Learning Child Care Agreement	105	674	674	—	830	997
Other (incl. $707 million for fiscal stabil. In 2022-23 for 2020-21 rev. decline )	1,889	1,670	1,928	258	561	520

	11,595	12,054	12,487	433	11,524	12,291

Investment Income
Alberta Heritage Savings Trust Fund	2,128	1,976	248	(1,728)	1,031	1,768
Endowment funds	514	440	15	(425)	262	493
Income from local authority loans	329	185	334	149	325	437
Agriculture Financial Services Corporation	126	113	113	—	120	126
Other (includes SUCH sector)	482	459	485	26	594	534

	3,579	3,173	1,195	(1,978)	2,332	3,358

Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,205	1,468	1,469	1	1,491	1,476
AGLC – Liquor	854	850	838	(12)	854	861
AGLC – Cannabis	(4)	7	7	—	5	6
ATB Financial	586	313	288	(25)	316	331
Balancing Pool	96	112	112	—	112	112
Other (CUDGCo / APMC / PSIs)	2,073	(315)	(239)	76	(121)	(364)

	4,810	2,435	2,475	40	2,657	2,422

Premiums, Fees and Licences
Post-secondary institution tuition fees	1,465	1,645	1,669	24	1,780	1,863
Health / school board fees and charges	603	661	669	8	700	754
Motor vehicle licences	566	548	561	13	576	589
Crop, hail and livestock insurance premiums	324	359	359	—	385	417
Energy industry levies	313	309	310	1	305	305
Other (includes land titles, lands and grazing, health benefit premiums)	1,249	968	1,188	220	987	990

	4,520	4,490	4,756	266	4,734	4,920

Other
SUCH sector sales, rentals and services	806	876	888	12	927	947
SUCH sector fundraising, donations, gifts and contributions	741	640	635	(5)	655	663
AIMCo investment management charges	847	729	729	—	866	892
Fines and penalties	187	273	254	(19)	226	226
Refunds of expense	60	182	153	(29)	108	113
Technology Innovation and Emissions Reduction Fund	705	421	559	138	414	451
Miscellaneous (includes Alberta Innovates Corporation)	796	460	475	15	478	491

	4,142	3,581	3,693	112	3,675	3,782

Total Revenue	68,322	62,607	76,901	14,294	69,551	69,864

2022-23 Mid-year Fiscal Update and Economic Statement	27

Operating Expense

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Advanced Education	5,280	5,444	5,441	(3)	5,519	5,637
Agriculture, Forestry and Rural Economic Development	789	860	859	(1)	849	828
Children’s Services	1,706	2,388	2,386	(2)	2,538	2,707
Community and Social Services	3,714	3,923	3,918	(5)	3,969	4,062
Culture and Status of Women	161	150	162	12	152	152
Education	7,846	8,390	8,454	64	8,581	8,616
Energy (incl. crude-by-rail expense of $866 million in 2021-22)	1,767	559	1,181	622	740	689
Environment and Parks	519	507	604	97	494	579
Executive Council	14	19	19	—	19	19
Health	21,302	22,018	22,358	340	23,172	23,959
Indigenous Relations	153	165	166	1	192	193
Infrastructure	430	408	411	3	410	410
Jobs, Economy and Innovation	265	380	384	4	378	382
Justice and Solicitor General	1,478	1,475	1,525	50	1,548	1,554
Labour and Immigration	190	225	228	3	228	229
Municipal Affairs	251	261	260	(1)	262	262
Seniors and Housing	616	701	690	(11)	704	722
Service Alberta	459	452	457	5	442	434
Transportation	437	461	460	(1)	454	451
Treasury Board and Finance	2,036	1,848	1,846	(2)	1,973	2,007
Legislative Assembly	117	170	170	—	164	135

Operating Expense before COVID-19 / Recovery Plan	49,531	50,800	51,976	1,176	52,784	54,026

COVID-19 / Recovery Plan operating expense
Advanced Education	17	62	62	—	5	5
Children’s Services	36	—	—	—	—	—
Community and Social Services	31	—	—	—	—	—
Culture and Status of Women	12	—	—	—	—	—
Education	130	13	21	8	—	—
Energy	318	310	600	290	12	16
Environment and Parks	39	27	27	—	—	—
Health	1,528	10	385	375	—	—
Infrastructure	6	5	5	—	—	—
Jobs, Economy and Innovation	240	155	155	—	121	124
Justice and Solicitor General	1	—	—	—	—	—
Labour and Immigration	224	98	98	—	2	—
Municipal Affairs	21	—	—	—	—	—
Seniors and Housing	30	—	—	—	—	—
Service Alberta	20	7	7	—	9	8
Transportation	159	—	—	—	—	—
Contingency – COVID-19 / Recovery Plan – unallocated	—	750	186	(564)	—	—

COVID-19 / Recovery Plan operating expense	2,812	1,437	1,546	109	149	153

Total Operating Expense	52,343	52,237	53,522	1,285	52,933	54,179

Inventory Consumption
(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Advanced Education	48	163	163	—	162	166
Agriculture, Forestry and Rural Economic Development	1	1	1	—	1	1
Culture and Status of Women	—	1	1	—	1	1
Education	83	—	—	—	—	—
Health	1,359	988	1,153	165	1,021	1,043
Infrastructure	2	2	2	—	2	2
Municipal Affairs	35	—	1	1	—	—
Service Alberta	4	6	6	—	6	6
Transportation	60	57	57	—	57	57

Total Inventory Consumption	1,591	1,217	1,384	167	1,250	1,276

28	2022-23 Mid-year Fiscal Update and Economic Statement

Debt Servicing Costs

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Taxpayer-supported general debt servicing costs
Education – school boards	9	9	9	—	9	9
Treasury Board and Finance – direct borrowing	1,154	1,150	1,026	(124)	1,060	769

Total	1,163	1,159	1,035	(124)	1,069	778
Taxpayer-supported Capital Plan debt servicing costs
Education – Alberta Schools Alternative Procurement P3s	26	25	25	—	24	27
Transportation – ring road P3s	103	103	103	—	101	97
Treasury Board and Finance – direct borrowing	987	1,156	1,140	(16)	1,153	1,154

Total	1,116	1,284	1,268	(16)	1,278	1,278

Total taxpayer-supported debt servicing costs	2,278	2,443	2,303	(140)	2,347	2,056

Self-supported debt servicing costs
Treasury Board and Finance – loans to local authorities	298	155	327	172	317	407
Treasury Board and Finance – Ag. Financial Services Corp.	65	64	72	8	86	88

Total self-supported debt servicing costs	363	219	399	180	403	495

Total Debt Servicing Costs	2,641	2,662	2,702	40	2,750	2,551

Capital Amortization
(millions of dollars)
	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Advanced Education	530	557	557	—	565	576
Agriculture, Forestry and Rural Economic Development	23	21	21	—	19	20
Culture and Status of Women	7	8	8	—	8	7
Education	471	472	472	—	476	475
Energy	16	20	15	(5)	20	20
Environment and Parks	53	99	56	(43)	58	62
Health	472	518	518	—	546	542
Infrastructure	126	151	151	—	159	164
Jobs, Economy and Innovation	8	9	9	—	9	9
Justice and Solicitor General	3	6	6	—	6	6
Labour and Immigration	2	1	1	—	1	1
Municipal Affairs	27	31	31	—	31	31
Seniors and Housing	44	46	46	—	46	39
Service Alberta	75	88	88	—	88	88
Transportation	700	780	780	—	823	861
Treasury Board and Finance	27	28	28	—	28	30
Legislative Assembly	2	2	2	—	2	2

Total Amortization Expense	2,586	2,839	2,789	(50)	2,885	2,933

Inventory Acquisition
(millions of dollars)
	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Advanced Education	45	181	181	—	181	181
Agriculture, Forestry and Rural Economic Development	2	1	1	—	1	1
Culture and Status of Women	—	1	1	—	1	1
Education	79	—	—	—	—	—
Health	1,257	1,148	1,143	(5)	1,149	1,174
Infrastructure	2	2	2	—	2	2
Municipal Affairs	3	—	1	1	—	—
Service Alberta	4	6	5	(1)	6	6
Transportation	54	57	57	—	57	57

Total Inventory Acquisition	1,446	1,396	1,391	(5)	1,397	1,422

2022-23 Mid-year Fiscal Update and Economic Statement	29

Contingency / Disaster and Emergency Assistance

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Disaster and emergency assistance contingency
Agriculture, Forestry and Rural Economic Development – wildfires	144	—	116	116	—	—
Agriculture, Forestry and Rural Economic Development – agriculture support	2,886	—	—	—	—	—
Municipal Affairs – (wildfire / flood support)	32	—	1	1	—	—
Service Alberta - 1GX cloud costs	14	—	—	—	—	—
Treasury Board and Finance – unallocated	—	1,000	583	(417)	750	750

Total disaster and emergency assistance contingency expense	3,076	1,000	700	(300)	750	750

COVID-19 / Recovery Plan contingency
Operating expense – allocated	—	—	393	393	—	—
Capital grants / inventory consumption - allocated	—	—	171	171	—	—
Treasury Board and Finance – unallocated	—	750	186	(564)	—	—

Total COVID-19 / Recovery plan contingency expense	—	750	750	—	—	—

Total Contingency / Disaster and Emergency Assistance Expense	3,076	1,750	1,450	(300)	750	750

Pension Liabilities a

(millions of dollars)

	At March 31
	2022	2023	2024	2025
	Actual	Estimate	Target	Target
Teachers’ Pension Plan (pre-1992)	7,244	6,989	6,727	6,459
Teachers’ Pension Plan (post-1992)	—	—	—	—
Public Service Management Pension Plan (pre-1992; closed) [b]	386	353	320	286
Universities Academic Pension Plan (pre-1992)	226	227	227	227
Special Forces Pension Plan (pre-1992)	85	87	87	86
Members of the Legislative Assembly Pension Plan (closed) [b]	35	32	30	28
Public Service Supplementary Retirement Plan	25	29	33	37
Provincial Judges and Masters in Chambers Pension Plan	1	1	2	3
SUCH sector – Universities Academic / Supp. Exec. Retirement Plans	269	241	216	191

Total Pension Liabilities	8,271	7,959	7,642	7,317

Annual non-cash change in pension liabilities	(365)	(312)	(317)	(325)

[a]	Numbers for 2023, 2024 and 2025 have been restated to reflect 2021-22 Actual results.
[b]	Membership closed and pensionable service no longer being accrued.

Borrowing Requirements

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Government	3,715	2,249	—	(2,249)	—	3,292
Provincial corporations	125	226	81	(145)	321	174
Government business enterprises	1,513	1,003	1,300	297	504	284

Total borrowing requirements	5,353	3,478	1,381	(2,097)	825	3,750

Borrowing Sources

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Money market (net change)	993	782	—	(782)	298	598
Public-private partnerships (P3s)	—	81	81	—	39	1
Term debt	4,360	2,615	1,300	(1,315)	488	3,151

Total borrowing sources	5,353	3,478	1,381	(2,097)	825	3,750

30	2022-23 Mid-year Fiscal Update and Economic Statement

Cash Adjustments a

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Retained Income of Funds and Agencies
Alberta Heritage Savings Trust Fund inflation-proofing	(705)	(494)	(1,372)	(878)	(905)	(1,638)
ATB Financial	(586)	(313)	(288)	25	(316)	(331)
Agriculture Financial Services Corporation	2,074	(392)	(389)	3	(455)	(531)
Heritage Foundation for Medical Research Endowment Fund	(153)	(106)	60	166	(67)	(179)
Heritage Science and Engineering Research Endowment Fund	(88)	(81)	31	112	(26)	(80)
Heritage Scholarship Fund	(87)	(78)	59	137	(3)	(67)
Alberta Social Housing Corporation	(3)	(28)	(47)	(19)	(79)	(88)
Credit Union Deposit Guarantee Corporation	(11)	(15)	(15)	—	(16)	(17)
Alberta Petroleum Marketing Commission	(2,059)	329	254	(75)	137	381
Technology Innovation and Emissions Reduction Fund	(196)	(75)	(75)	—	(77)	1
Balancing Pool	(96)	(112)	(112)	—	(112)	(112)
Other	(31)	(71)	(134)	(63)	(52)	(49)

Total Retained Income of Funds and Agencies	(1,941)	(1,435)	(2,028)	(592)	(1,971)	(2,711)

Other Cash Adjustments
SUCH sector own-source revenue	(4,910)	(4,979)	(5,102)	(123)	(5,291)	(5,477)
SUCH sector own-source expense	5,500	6,413	6,256	(157)	6,423	6,329
Net deferred capital contribution cash adjustment	249	118	102	(16)	43	(27)
Energy royalties (difference between accrued revenue & cash)	(2,418)	430	1,639	1,209	775	860
Student loans	(271)	(502)	(555)	(53)	(543)	(544)
Other cash adjustments	(264)	(129)	227	356	(357)	(196)
2013 Alberta flood assistance revenue / expense	(22)	(12)	(12)	—	375	—
Wood Buffalo wildfire revenue / expense	(20)	(51)	(37)	14	57	(4)
Pension provisions (non-cash expense)	(365)	(289)	(312)	(23)	(317)	(325)
Inventory acquisition	(148)	(227)	(142)	85	(228)	(230)
Inventory consumption (non-cash expense)	401	144	311	167	145	144

Total Other Cash Adjustments	(2,268)	917	2,375	1,459	1,081	530

Capital cash adjustments
Capital investment (excluding SUCH sector self-financed)	(3,492)	(4,297)	(4,272)	25	(3,624)	(3,186)
Capital Plan contingency	—	750	750	—	650	650
Current principal repayments (P3s – public-private partnerships)	(83)	(89)	(89)	—	(92)	(98)
Direct borrowing for Capital Plan	4,812	224	—	(224)	—	—
Alternative financing (P3s – public-private partnerships)	43	81	56	(25)	64	1
Amortization (excluding SUCH sector - non-cash expense)	1,118	1,304	1,256	(48)	1,332	1,418
Book value of asset disposals (net non-cash expense / revenue)	4	1	2	1	—	—

Total Capital Cash Adjustments	2,402	(2,026)	(2,297)	(271)	(1,670)	(1,215)

[a]	Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

2022-23 Mid-year Fiscal Update and Economic Statement	31

Capital Plan a

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Advanced Education	583	616	618	2	454	372
Agriculture, Forestry and Rural Economic Development	109	65	69	4	65	88
Children’s Services	—	9	11	2	8	5
Community and Social Services	—	1	2	1	1	1
Culture and Status of Women	35	112	126	14	98	64
Education	759	936	831	(105)	639	504
Energy	56	75	80	5	222	222
Environment and Parks	95	144	174	30	96	75
Health	927	1,296	1,225	(71)	1,164	1,267
Indigenous Relations	26	19	32	13	7	5
Infrastructure	221	402	366	(36)	365	306
Jobs, Economy and Innovation	4	19	19	—	17	11
Justice and Solicitor General	16	23	26	3	18	7
Labour and Immigration	—	1	1	—	1	1
Municipal Affairs	1,708	781	801	20	779	998
Seniors and Housing	138	112	121	9	92	92
Service Alberta	73	245	263	18	198	170
Transportation	1,855	2,656	2,828	172	2,497	2,402
Treasury Board and Finance	14	18	17	(1)	19	20
Legislative Assembly	3	2	2	—	2	2

Total Capital Plan	6,622	7,534	7,614	80	6,742	6,610

[a]

The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

Capital Grants

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Agriculture, Forestry and Rural Economic Development	95	50	50	—	49	72
Children’s Services	—	1	3	2	1	—
Culture and Status of Women	34	110	123	13	96	62
Education	11	8	10	2	2	—
Energy	43	58	69	11	205	205
Environment and Parks	35	51	56	5	22	13
Health	5	51	51	—	93	70
Indigenous Relations	26	19	32	13	7	5
Infrastructure	10	16	14	(2)	16	8
Municipal Affairs	1,702	778	789	11	776	995
Seniors and Housing	70	68	76	8	53	50
Service Alberta	—	150	150	—	100	70
Transportation	472	1,070	1,097	27	1,063	1,331

Total Capital Grants	2,503	2,429	2,520	91	2,484	2,883

32	2022-23 Mid-year Fiscal Update and Economic Statement

Capital Investment

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Advanced Education	583	616	618	2	454	372
Agriculture, Forestry and Rural Economic Development	13	15	19	4	16	16
Children’s Services	—	8	8	—	7	5
Community and Social Services	—	1	2	1	1	1
Culture and Status of Women	1	2	2	—	2	2
Education	747	929	822	(107)	638	503
Energy	13	17	11	(6)	17	17
Environment and Parks	60	94	118	24	73	62
Health	921	1,245	1,174	(71)	1,071	1,197
Infrastructure	211	386	353	(33)	349	298
Jobs, Economy and Innovation	4	19	19	—	17	11
Justice and Solicitor General	16	23	26	3	18	7
Labour and Immigration	—	1	1	—	1	1
Municipal Affairs	6	3	12	9	3	3
Seniors and Housing	68	45	45	—	39	42
Service Alberta	73	95	113	18	98	100
Transportation	1,384	1,586	1,731	145	1,434	1,071
Treasury Board and Finance	14	18	17	(1)	19	20
Legislative Assembly	3	2	2	—	2	2

Total Capital Investment	4,119	5,105	5,093	(12)	4,258	3,728

Fiscal Plan and Capital Plan Liability Principal Repayments

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Education – Alberta Schools Alternative Procurement P3s	17	18	18	—	19	22
Infrastructure – Evan Thomas water treatment P3	1	1	1	—	1	—
Transportation – ring road P3s	65	70	70	—	72	76
Treasury Board and Finance – debt to reduce pre-1992 TPP liability	—	—	—	—	—	—
Treasury Board and Finance – direct borrowing	3,679	3,207	13,354	10,147	6,700	7,144

Total Principal Repayments	3,762	3,296	13,443	10,147	6,792	7,242

Capital Plan Funding Sources

(millions of dollars)

	2021-22	2022-23		Change fr.	2023-24	2024-25
	Actual	Budget	Forecast	Budget	Target	Target
Capital Plan, less	6,622	7,534	7,614	80	6,742	6,610
10% cash flow adjustment (rounded)	—	(750)	(750)	—	(650)	(650)

Capital Plan funding requirements	6,622	6,784	6,864	80	6,092	5,960
Source of funding:
Cash received (primarily federal govt.) / donations / disposals	1,065	1,455	1,226	(229)	1,061	1,126
Retained income of funds and agencies (primarily ASHC)	33	35	(64)	(99)	(92)	(108)
SUCH sector self-financed	627	808	821	13	634	543
TIER Fund	46	66	66	—	63	58
Alternative financing (P3s – public-private partnerships)	43	81	56	(25)	64	1
Surplus cash / direct borrowing (in 2021-22)	4,812	4,339	4,759	420	4,362	4,340

Total Capital Plan Funding Sources	6,622	6,784	6,864	80	6,092	5,960

2022-23 Mid-year Fiscal Update and Economic Statement	33

Historical Fiscal Summary, 2008-09 to 2024-25a

(millions of dollars)

		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
Statement of Operations															Actual	Forecast	Target	Target
	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874	11,244	11,257	13,335	13,299	13,751	14,683
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871	4,107	3,037	4,718	6,252	6,224	6,623
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833	5,747	5,285	5,453	4,620	5,465	5,817
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429	5,937	3,091	16,170	28,124	19,189	15,968
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349	2,828	2,643	3,579	1,195	2,332	3,358
6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	3,564	3,574	3,701	3,839	3,911	3,929	4,021	4,520	4,756	4,734	4,920
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	6,438	5,850	3,637	6,983	6,292	3,360	3,272	8,952	6,168	6,332	6,204

8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,689	41,559	37,152	32,605	56,727	64,414	58,027	57,573
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013	9,072	10,532	11,595	12,487	11,524	12,291

10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,572	46,224	43,137	68,322	76,901	69,551	69,864

	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921	22,408	23,984	25,131	24,761	24,920	25,657
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848	14,971	14,134	14,296	15,427	15,440	15,597

13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867	6,203	5,919	5,989	6,952	7,184	7,471
14	Other program expense	10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,375	12,607	13,189	11,866	12,893	13,858	16,686	15,077	13,959	13,597
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,502	56,475	57,895	62,102	62,217	61,503	62,322
16	Debt servicing costs	208	214	472	509	530	601	722	776	1,018	1,420	1,971	2,235	2,486	2,641	2,702	2,750	2,551
17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)	(334)	(282)	(365)	(312)	(317)	(325)

18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,283	58,376	60,099	64,378	64,607	63,936	64,548

19	Surplus / (Deficit)	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(16,962)	3,944	12,294	5,615	5,316

Capital Plan [b]		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,021	6,057	5,545	6,896	6,622	7,614	6,742	6,610

Statement of Financial Position (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,700	20,670	21,090	22,176	23,445	24,443	26,404
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	1,661	6,342	—	—	—	—	—	—
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	40,990	44,152	49,010	48,701	55,711	56,996	55,950	52,877	49,068	50,418

23	Taxpayer-supported Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,733)	(47,529)	(45,917)	(43,960)	(43,888)
24	Taxpayer-supported operating debt / pre-1992 TPP debt	(1,160)	(2,279)	(2,015)	(1,676)	(1,426)	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(50,303)	(45,595)	(33,909)	(29,230)	(27,549)
25	Self-supported debt	(7,921)	(9,300)	(11,010)	(12,707)	(14,116)	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(18,389)	(17,028)	(17,373)	(17,524)	(17,512)

26	Total Debt [c]	(9,961)	(14,467)	(16,224)	(17,825)	(20,136)	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(111,425)	(110,152)	(97,199)	(90,714)	(88,949)

27	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,918)	(8,636)	(8,271)	(7,959)	(7,642)	(7,317)
28	Other liabilities	(10,689)	(11,131)	(11,692)	(11,033)	(10,793)	(12,795)	(12,260)	(11,955)	(12,823)	(14,477)	(13,189)	(15,399)	(17,553)	(16,669)	(17,188)	(16,334)	(16,677)

29	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,919	(8,901)	(19,344)	(27,477)	(40,144)	(59,528)	(56,966)	(46,024)	(41,179)	(36,121)

30	Capital / non-fin. assets (less def. cap. contributions starting 2012-13)	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,623	46,622	49,015	50,744	51,570	53,767	55,053	56,405	57,175	57,433

31	Net Assets [d]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267	11,426	(5,761)	(1,913)	10,381	15,996	21,312

Energy prices and exchange rate
32	Oil price (WTI US$/bbl)	85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69	62.77	54.85	42.32	77.03	91.50	78.50	73.50
33	Heavy oil price (WCS @ Hardisty; Cdn$/bbl)	74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38	51.65	53.14	41.42	79.63	95.00	79.30	68.50
34	Natural gas price (ARP; Cdn$/GJ)	6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82	1.34	1.39	2.10	3.48	5.40	4.40	3.80
35	Exchange rate (US¢/Cdn$)	89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5	76.2	78.0	76.3	75.2	75.7	79.8	75.2	76.3	78.2

[a]	Numbers are not strictly comparable due to numerous accounting policy changes over time. 2019-20 expense by function have been re-classified following re-organizations and other adjustments.
[b]

Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH sector capital spending with full accuracy are not readily available.

[c]	Does not include capital lease liabilities, or debt issued on behalf of government business enterprises which is reported on a net equity basis in Other Financial Assets.
[d]

The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

34	2022-23 Mid-year Fiscal Update and Economic Statement

Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2022-23 Mid-year Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2022. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a report to be published on the accuracy of the Fiscal Plan for a fiscal year on or before November 30. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2022-23 Mid-year Fiscal Update and Economic Statement includes comparisons between the Budget 2022 estimates and second quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); cash adjustments and balance; a summary balance sheet; the Capital Plan; and borrowing requirements and sources. An updated Alberta economic outlook, with associated assumptions, is also provided.

The forecast provided in this report is in compliance with the requirements of the FPTA.

2022-23 Mid-year Fiscal Update and Economic Statement	35